Exhibit (a)(1)(vi)

February 18, 2011

To: CC Media Holdings Eligible Employees

Subject: Stock Option Exchange Program Opens Today

We are pleased to announce today a program that seeks to better align the efforts and results of our key executives and managers with the interests of our shareholders. Central to our approach at Clear Channel is our firm belief that the commitment, efforts, and results achieved by our employees drive the continuing growth of our business and increase in our enterprise value.

Recognizing the critical role that our employees play, we regularly evaluate the way we reward our people and engage them in the business. Our long-term incentive program is one of the key programs that aligns shareholder value with employee compensation.

Today, we have opened The CC Media Holdings Stock Option Exchange Program (“Exchange Program”) to all eligible employees. Recognizing that stock options with an exercise price of $36 per share that were previously awarded under the 2008 Plan may be perceived to have diminished in value in light of our current stock price, we would like to offer you the opportunity to exchange those options for options to purchase a reduced number of shares at an exercise price closer to the current market value.

We strongly believe that equity awards are an important component of our executive and senior management compensation program. Our ongoing objective is to maintain the alignment between employees’ contributions and company success and to continue to provide you with a direct and powerful link between your efforts and Clear Channel’s long-term success.

Exchange Program Overview

Below is a quick overview of the basic elements of the Exchange Program. Attached are program details, including performance and vesting requirements. We will mail you a paper copy of this same information also.

Replacement Option Exercise Price: $10 per share

Number of Options Received in Exchange: 50% of Eligible Options issued

Vesting: 4 years from award date of the replacement options, with 25% vested each year, subject to the performance-based requirements described more fully in the detailed program materials.

Exchange: Exchange is by election only and must be for all Eligible Options. Of course, you may choose to decline this offer and retain your Eligible Options under their original terms.

Communication & Timing

Detailed information on the Exchange Program is attached. Your manager or leadership team may also provide additional information to help you better understand the program.

If you decide to exchange your Eligible Options, we must receive your completed Election Form before 5:00 p.m., EST on March 21, 2011.

If we do not receive your signed Election Form by the above date, you will retain your current options under the provisions of your original agreement.

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If you do not receive your package of materials by February 25, 2011, or if you have questions about the Exchange Program, please contact Judy Mesecher, Director of Retirement Benefits at stockplans@clearchannel.com or at 210-253-5520.

Making Your Decision

We are pleased to offer the Exchange Program and encourage you to thoroughly review the communications materials before making your decision of whether or not to participate. We cannot advise, encourage or discourage you in this decision. However, you will be best informed if you read all materials carefully and consult with your personal financial and tax advisors.

The Exchange Program materials contain important information for employees, including an Offer to Exchange that should be read carefully prior to making a decision regarding your participation. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov.

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